UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No.    )(1)*
                 -------------------------------
                     MANSUR INDUSTRIES INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           564491 10 9
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                           May 2, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
(1) Constitutes Amendment No. 1 to the Schedule 13G filed jointly by Hanseatic Americas LDC, Hansabel Partners LLC, Hanseatic
     Corporation and Wolfgang Traber.

CUSIP NO. 564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Americas LDC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,653,581 (see footnote 1)

8    SHARED VOTING POWER

     -- (see footnote 2)

9    SOLE DISPOSITIVE POWER

      1,653,581 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     -- (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,653,581 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

         x     (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.9% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      00

-----------------
(1) Represents: (a) 1,289,945 shares (the "Series C Conversion Shares") issuable upon conversion of Series C Convertible Preferred Stock; (b) 181,818 shares (the "Series D Conversion Shares") issuable upon conversion of Series D Convertible Preferred Stock; and (c) 181,818 shares (together with the Series C Conversion Shares and the Series D Conversion Shares, the "Conversion Shares") issuable upon exercise of warrants.

(2) Excludes an aggregate of approximately 3,373,737 shares (the "Agreement Shares") that are subject to a shareholders agreement, consisting of: (i) 2,044,537 shares beneficially owned by Pierre Mansur (including 44,537 shares issuable upon exercise of rights to purchase stock that are exercisable within the next 60 days); and (ii) an aggregate of 1,329,200 shares beneficially owned by Environmental Opportunities Fund II L.P., Environmental Opportunities Fund II (Institutional) L.P. and affiliates (consisting of an aggregate of 965,564 shares issuable upon conversion of Series B Convertible Preferred Stock, 181,818 shares issuable upon conversion of Series D Convertible Preferred Stock and 181,818 shares issuable upon exercise of warrants).

(3) Based upon an aggregate of 4,742,923 shares outstanding on May 2, 2000, plus the Conversion Shares.

CUSIP NO. 564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hansabel Partners LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     1,653,581 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     1,653,581 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,653,581 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

          x      (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.9% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1)  Represents shares beneficially owned by Hanseatic Americas
     LDC; Hansabel Partners LLC is the sole managing member of Hanseatic Americas LDC.

(2)  Excludes the Agreement Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on May 2, 2000, plus the Conversion Shares.

CUSIP NO. 564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     1,653,581 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     1,653,581 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,653,581 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

         x     (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.9% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO
-----------------
(1)  Represents shares beneficially owned by Hansabel Partners
     LLC; Hanseatic Corporation is the sole managing member of Hansabel Partners LLC.

(2)  Excludes the Agreement Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on May 2, 2000, plus the Conversion Shares.

CUSIP NO. 564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     1,653,581 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --
10   SHARED DISPOSITIVE POWER

     1,653,581 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,653,581 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

          x     (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.9 % (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)  Represents shares beneficially owned by Hanseatic
     Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Agreement Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on May 2, 2000, plus the Conversion Shares.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of Mansur Industries Inc., a Florida corporation (the "Corporation"). The principal executive offices of the Corporation are located at 8305 N.W. 27th Street, Suite 107, Miami, Florida 33122.


Item 2.   Identity and Background
          -----------------------

     This Statement is being filed jointly, pursuant to Rule 13d-1(k)(1), by: (1) Hanseatic Americas LDC, a Bahamian limited duration company ("Americas"); (2) Hansabel Partners LLC, a Delaware limited liability company ("Hansabel"), the sole managing member of Americas; (3) Hanseatic Corporation, a New York corporation ("Hanseatic"), the sole managing member of Hansabel; and (4) Wolfgang Traber ("Traber"), who holds in excess of a majority of the shares of capital stock of Hanseatic. Americas, whose principal business is investing, has its principal business and office at Deltec House, Lyford Cay, Western District, New Providence Island, Bahamas. Hansabel and Hanseatic, whose principal businesses are investing, have their principal businesses and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and of each other executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, none of Americas, Hansabel, Hanseatic, nor Traber, nor to the best of the knowledge of Hanseatic, any executive officer or director of Hanseatic identified in Annex 1, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The funds, in the amount of $1,000,000, used in purchasing 10,000 shares of Series D Convertible Preferred Stock, $1.00 par value (the "Series D Preferred Stock"), of the Corporation, together with warrants (the "Warrants") to acquire 181,818 shares (the "Warrant Shares") of Common Stock, on May 2, 2000 (the "Closing Date"), were obtained by Americas from a loan facility provided by M.M. Warburg & CO. Luxembourg S.A.


Item 4.   Purpose of Transaction
          ----------------------

     On the Closing Date, in connection with the acquisition by Americas of its Series D Preferred Stock and Warrants, Americas entered into a shareholders agreement dated May 2, 2000 (the "Shareholders Agreement") with the Corporation and certain other shareholders, pursuant to which the Board of Directors of the Corporation shall consist of five persons, two of whom shall be nominated by written instruction delivered by the holders of two-thirds or more of the outstanding shares of Series D Preferred Stock (the "Required Preferred Shareholders"). In accordance with such arrangements, Americas, which holds one-half of the outstanding shares of Series D Preferred Stock, has designated Paul A. Biddelman, and the other holders of Series D Preferred Stock have designated Kenneth C. Leung, for election to the Board of Directors.

     The parties to the Shareholders Agreement have agreed to vote, and to cause their affiliates to vote, the securities of the Corporation respectively beneficially owned by them, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), for, and the Corporation has agreed to take all action to cause, the election of such designees and, as successors thereto, respectively, those replacements nominated in the same manner. In the event that such designees have not been elected or appointed as directors prior to June 30, 2000, the Required Preferred Shareholders have the right to require the Corporation to expand its Board of Directors to consist of nine persons, four of whom shall be nominated by the Required Preferred Shareholders and who shall serve until the election of Messrs. Biddelman and Leung. The Shareholders Agreement further requires:
(i) the appointment of executive, audit and finance and compensation committees of the Board of Directors of the Corporation, with the mandate thereof to be subject to approval by the directors nominated by the Required Preferred Shareholders;
(ii) for such directors to serve on each such committee; and (iii) for a majority of the members of each such committee to consist of independent directors.

     The foregoing provisions of the Shareholders Agreement remain in effect until: (i) early conversion of the Series D Preferred Stock, and of the Corporation's Series B Convertible Preferred Stock, $1.00 par value (the "Series B Preferred Stock"), and Series C Convertible Preferred Stock, $1.00 par value (the "Series C Preferred Stock"), in accordance with the terms thereof, affecting 50% or more of the shares owned by the holders of such stock (the "Preferred Shareholders") on the Closing Date (an "Early Conversion Event"); or (ii) the Preferred Shareholders beneficially own less than 50% of the shares owned by them on the Closing Date (an "Ownership Event") and such shares entitle the holders to cast votes totalling less than 20% of all votes cast by the Corporation's voting securities (a "Voting Event").

     The Shareholders Agreement also provides for specified additional actions during a period (the "Special Term") expiring on the earliest of the Early Conversion Event, the Ownership Event or the Voting Event. During the Special Term, in the event the Corporation fails to achieve certain results during the third quarter of 2000, the Required Preferred Shareholders may elect to require the Corporation to obtain the immediate resignation of an independent director from the Board of Directors, failing which the Board of Directors shall be expanded by two, with all such vacancies to be filled by nominees of the Required Preferred Shareholders. During the Special Term, certain specified determinations by the Board of Directors of the Corporation, including authorization of any merger plan or similar transaction or material acquisition, the issuance of certain securities or the employment of senior management, require concurrence of the directors designated by the Required Preferred Shareholders.

     Dividends on the Series D Preferred Stock beneficially owned by Americas accrue at the rate of 8.25% per annum based on the liquidation preference thereof, and are payable semi-annually in additional shares of Series D Preferred Stock, valued at their liquidation preference, through the second anniversary of issuance and thereafter in cash or additional shares at the election of the Corporation. The shares of Series D Preferred Stock are convertible into a number of shares of Common Stock calculated by dividing the liquidation preference of the Series D Preferred Stock by a conversion price of $5.50 per share, subject to adjustment in accordance with the terms thereof, and in specified circumstances are convertible into other securities of the Corporation. The shares of Series D Preferred Stock are subject to mandatory early conversion into Common Stock, in whole or in part, in specified events, may be redeemed at the option of the Corporation subsequent to specified dates at specified premiums on their liquidation preference and must be redeemed at their liquidation preference on May 17, 2004. The terms of the Series D Preferred Stock also entitle the holder to require the Corporation to purchase such shares in specified change-in-control events or upon breach by the Corporation of its commitments to such holder. The Series D Preferred Stock has parity with the Series B Preferred Stock and Series C Preferred Stock in distributions upon any liquidation or dissolution of the Corporation, with all senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Corporation, except as required by law, all such parity series and the Common Stock vote together as a single class (with each share of convertible preferred stock casting a number of votes equal to the number of shares of Common Stock into which it is convertible).

     Dividends on the Series C Preferred Stock beneficially owned by Americas accrue at a rate of 8.00% per annum based on the liquidation preference thereof, and are payable semi-annually in additional shares of Series C Preferred Stock, valued at their liquidation preference, through the second anniversary of issuance and thereafter in cash or additional shares at the election of the Corporation. The shares of Series C Preferred Stock are convertible into a number of shares of Common Stock calculated by dividing the liquidation preference of the Series C Preferred Stock by a conversion price of $5.50 per share (as adjusted on the Closing Date), subject to further adjustment in accordance with the terms thereof. The shares of Series C Preferred Stock are subject to mandatory early conversion into shares of Common Stock, in whole or in part, in specified events, may be redeemed at the option of the Corporation subsequent to specified dates at specified premiums on their liquidation preference and must be redeemed at their liquidation preference on May 17, 2004. The terms of the Series C Preferred Stock also entitle the holder to require the Corporation to purchase such shares in specified change-in-control events or upon breach by the Corporation of its commitments to such holder.

     Under the Warrants, Americas may, during the five years after the Closing Date, acquire the Warrant Shares, at a price per share of $5.50, subject to adjustment (together with the number of Warrant Shares) in accordance with the terms thereof.

     Subject to the foregoing, Americas has acquired all securities of the Corporation which it presently owns as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. The undersigned intend to continue to review Americas' investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and the undersigned may in the future change Americas present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and the undersigned may acquire additional securities of the Corporation. On the other hand, the undersigned may determine to dispose of all or a portion of the securities which they now own or may hereinafter acquire. In reaching any conclusions as to the foregoing, the undersigned will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

     Pursuant to Rule 13d-4 under the Exchange Act, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation; Traber does not intend to exercise any power to vote, or to dispose of or direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

     Except as aforesaid, none of Americas, Hanseatic, Hansabel nor Traber have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of May 12, 2000, Americas beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,653,581 shares (the "Americas Shares") of Common Stock, constituting, to the best of the knowledge of Americas, 25.9% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 1,289,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock; (ii) 181,818 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock; and (iii) 181,818 shares of Common Stock issuable upon exercise of the Warrants. Such shares exclude approximately 3,373,737 shares (the "Agreement Shares") subject to the Shareholders Agreement, consisting of: (i) 2,044,537 shares beneficially owned by Pierre Mansur (including 44,537 shares issuable upon exercise of rights to purchase stock that are exercisable within the next 60 days); and (ii) an aggregate of 1,329,200 shares beneficially owned by Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional) L.P. and their affiliates (consisting of an aggregate of 954,564 shares issuable upon conversion of Series B Preferred Stock, 181,818 shares issuable upon conversion of Series D Preferred Stock and 181,818 shares issuable upon exercise of warrants).

     Hansabel is the managing member of Americas and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Hansabel, 25.9% of the issued and outstanding shares of Common Stock.

     Hanseatic is the managing member of Hansabel and, accordingly, may be deemed beneficially to own the Americas
Shares, constituting to the best of the knowledge of Hanseatic, 25.9% of the issued and outstanding shares of Common Stock.

     Traber holder in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Traber, 25.9% of the issued and outstanding shares of Common Stock.

     (b) Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Americas are held by Americas with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hansabel are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hanseatic are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     (c) On the Closing Date, Americas acquired 10,000 shares of Series D Preferred Stock, and the Warrants, for an aggregate purchase price of $1,000,000, in a privately negotiated transaction. On the Closing Date, the Corporation also issued to Americas 1,947 shares of Series C Preferred Stock, constituting accrued dividends on shares of Series C Preferred Stock held by Americas.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------

     In connection with the issuance of the Series D Preferred Stock and the Warrants, the Corporation extended certain registration rights to Americas, which obligate the Corporation to register with the Securities and Exchange Commission the shares of Common Stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the Warrants, and to maintain the effectiveness of such registration until two years after the exercise of the last Warrant to be exercised.

     In connection with the issuance of the Series C Preferred Stock, the Corporation extended certain registration rights to Americas, which obligated the Corporation to register with the Securities and Exchange Commission the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, and to maintain the effectiveness of such registration until August 2001.

     See Item 4 herein for a description of voting arrangements under the Shareholders Agreement, which information is incorporated herein by reference.

     Except as stated above, none of Americas, Hansabel, Hanseatic nor Mr. Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii)

     Exhibit B -    Series D Convertible Preferred Stock and
                    Warrant Purchase Agreement dated May 2, 2000 entered into, inter alia, by the Corporation and Americas

     Exhibit C -    Certificate of Designation of Series D
                    Convertible Preferred Stock

     Exhibit D -    Shareholders Agreement dated May 2, 2000
                    entered into, inter alia, by the Corporation and Americas

     Exhibit E -    Warrant dated May 2, 2000 issued by the
                    Corporation to Americas

     Exhibit F -    Series C Convertible Preferred Stock Purchase
                    Agreement dated August 24, 1999 between the
                    Corporation and Americas

     Exhibit G -    Certificate of Designation of Series C
                    Convertible Preferred Stock

                            SIGNATURE
                           -----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              HANSEATIC AMERICAS LDC

                              By:  Hansabel Partners LLC

                              By:  Hanseatic Corporation


Dated:  May 12, 2000          By   s/Wolfgang Traber
                                     --------------------

                              HANSABEL PARTNERS LLC

                              By:  Hanseatic Corporation


Dated:  May 12, 2000          By   s/Wolfgang Traber
                                   ---------------------

                              HANSEATIC CORPORATION

Dated:  May 12, 2000          By   s/Wolfgang Traber
                                   ---------------------


Dated:  May 12, 2000               s/Wolfgang Traber
                                   ---------------------
                                   Wolfgang Traber


                                                                    Annex 1
                                                                Principal

Name and                                              Occupation,
Business or                        Relationship      Employer and
Residence                          to Hanseatic       Address of
Address             Citizenship    Corporation               Employer
Wolfgang Traber     Germany        Chairman       Chairman
Hanseatic Corporation                             Hanseatic Corporation
450 Park Avenue                                   450 Park Avenue
Suite 2302                                        Suite 2302
New York, NY  10022                               New York, NY  10022

Gustav zu           Germany        Director       Managing Director
  Salm-Horstmar                                   DHW Limited
DHW Limited                                       7-9 King Henry Terrace
7-9 King Henry Terrace                            Sovereign Court
Sovereign Court                                   Sovereign Close
Sovereign Close                                   London E19HE
London E19HE

Constantin R. Boden United States  Director       Principal
Boden Partners LLC                                Boden Partners LLC
450 Park Avenue                                   450 Park Avenue
Suite 2302                                        Suite 2302
New York, NY  10022                               New York, NY  10022

Paul A. Biddelman   United States  President      President
Hanseatic Corporation                             Hanseatic Corporation
450 Park Avenue                                   450 Park Avenue
Suite 2302                                        Suite 2302
New York, NY 10022                                New York, NY 10022

Benjamin Schliemann Germany         Vice President       Vice President
Hanseatic Corporation                             Hanseatic Corporation
450 Park Avenue                                   450 Park Avenue
Suite 2302                                        Suite 2302
New York, NY 10022                                New York, NY 10022

Mary Burkett        United States  Treasurer      Treasurer
Hanseatic Corporation                             Hanseatic Corporation
450 Park Avenue                                   450 Park Avenue
Suite 2302                                        Suite 2302
New York, NY  10022                               New York, NY  10022
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                        INDEX TO EXHIBITS


     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii)

     Exhibit B -    Series D Convertible Preferred Stock and
                    Warrant Purchase Agreement dated May 2, 2000
                    entered into, inter alia, by the Corporation
                    and Americas

     Exhibit C -    Certificate of Designation of Series D
                    Convertible Preferred Stock

     Exhibit D -    Shareholders Agreement dated May 2, 2000
                    entered into, inter alia, by the Corporation
                    and Americas

     Exhibit E -    Warrant dated May 2, 2000 issued by the
                    Corporation to Americas

     Exhibit F -    Series C Convertible Preferred Stock Purchase
                    Agreement dated August 24, 1999 between the
                    Corporation and Americas

     Exhibit G -    Certificate of Designation of Series C
                    Convertible Preferred Stock


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